UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

Pacific Biometrics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69403Q 30 8
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69403Q 30 8	Schedule 13G	Page 2 of 4

1.	Names of Reporting Persons	Ronald R. Helm

#2.	Check Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power	1,209,549

6. Shared Voting Power	-0-

7. Sole Dispositive Power	1,209,549

8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,209,549

#10.	Check Box if Aggregate Amount in Row “9” Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row “9”	6.3%

#12.	Type of Reporting Person	IN

#See Instructions.

CUSIP NO. 69403Q 30 8	Schedule 13G	Page 3 of 4

Item 1.	(a) Name of Issuer	Pacific Biometrics, Inc.

	(b) Address of Issuer’s Principal Executive Offices	220 W. Harrison Street Seattle, Washington 98119

Item 2.	(a) Name of Person Filing	Ronald R. Helm

	(b) Address of Principal Business Office or, if none, Residence	c/o Pacific Biometrics, Inc. 220 W. Harrison Street Seattle, Washington 98119

	(c) Citizenship	U.S. citizen

	(d) Title of Class of Securities	Common Stock

	(e) CUSIP Number	69403Q 30 8

Item 3.	If this Statement is Filed Pursuant §§ 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Act § 15 (15 U.S.C. 78o)

(b)	☐	Bank as defined in Act § 3(a)(6) (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Act § 3(a)(19) (15 U.S.C. 78c)

(d)	☐	Investment company registered under § 8, Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

(h)	☐	Savings association as defined in § 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan excluded from the definition of an investment company under §3(c)(14), Investment
Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	(a) Amount beneficially owned	1,209,549 (1)

	(b) Percent of class	6.3% (2)

(c) Number of shares as to which the person has:

	(i) sole power to vote or direct the vote	1,209,549 (1)

	(ii) shared power to vote or to direct the vote	-0-

	(iii) sole power to dispose of or direct disposition	1,209,549 (1)

	(iv) shared power to dispose of or direct disposition	-0-

(1)	The 1,209,549 shares beneficially owned by Mr. Helm consist of (a) 853,000 shares owned directly and (b) 356,549 shares subject to options exercisable by Mr. Helm within 60 days of the date hereof.

(2)
Calculated in accordance with Exchange Act Rule 13d-3; based on 19,276,696 shares of common stock, consisting of 18,920,147 shares outstanding as of close of business on November 7, 2008 (as reflected in Issuer’s Form 10-Q for the quarter ended September 30, 2008), and 356,549 shares subject to options granted to Mr. Helm and exercisable within 60 days of the date of this Schedule 13G.

CUSIP NO. 69403Q 30 8	Schedule 13G	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following
[not applicable]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person	[not applicable]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company of Control Person	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group	[not applicable]

Item 10.	Certifications	[not applicable]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2008
(Date)

/s/ Ronald R. Helm
(Signature)